BUTTERFIELD ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS
Hamilton, Bermuda — September 9, 2020: The Bank of N.T. Butterfield & Son Limited (“the Bank”) (BSX: NTB.BH) (NYSE: NTB) today announced a number of senior management changes, focused on managing risk, enhancing the Butterfield brand, driving Trust profitability, and developing its people.

During the month of September 2020, Sabeth Siddique, Bri Hidalgo, and Kevin Dallas will be joining Butterfield as members of the Bank’s Executive Committee. Jane Pearce, who was appointed Group Head of Trust in February 2020, has also joined the Executive Committee.

Sabeth Siddique has been appointed Group Chief Risk Officer. Mr. Siddique was the former Deputy Chief Risk Officer at M&T Bank from 2013 to 2019, and prior to that, spent three years as Director of Governance, Risk, and Regulatory Strategies at Deloitte. From 2001 to 2010, he was Assistant Director, Banking Supervision and Regulation and Head of Credit Risk Division at the Federal Reserve Board in Washington, DC. Andrew Graham, the current Group Chief Risk Officer based in Guernsey, has been appointed Chief Risk Officer for Butterfield’s growing Channel Islands business.

Bri Hidalgo has been appointed Group Head of Compliance and Operational Risk. Ms. Hidalgo joins Butterfield from Wells Fargo Bank, where she was Chief Risk Officer, Wealth & Investment Management. Prior to her 14 years with Wells Fargo, Ms. Hidalgo worked in risk management and compliance for six years at Wachovia Securities and First State Investments in both the US and the UK. Ms. Hidalgo takes over the Group Compliance portfolio from Siân Dalrymple, who is retiring from Butterfield.

Kevin Dallas has been appointed Group Head of Marketing and Communications. From 2017 to 2020, Mr. Dallas was Chief Executive Officer of the Bermuda Tourism Authority (“BTA”), responsible for the strategic direction, operations, and financial management of an independent public authority charged with delivering economic growth through tourism. Prior to joining the BTA, Mr. Dallas was Chief Product and Marketing Officer at Worldpay Group plc, a FTSE 100 global payment processor, from 2013 to 2016. He had previously spent 13 years at Monitor Group LLP and Bain & Company Inc., as a Partner, in London and Johannesburg.

Andrew Burns, Group Head of Internal Audit will become Group Head of Human Resources with a mandate to drive our efforts in talent management, diversity and inclusion, employee engagement, and succession planning. Lilian Ling, who joined the Bank’s Internal Audit team from Citibank London in 2018, has been appointed Group Head of Internal Audit subject to Department of Immigration approval. Elizabeth Bauman, Group Head of Human Resources, has opted to move up her planned retirement from Butterfield after a 38-year career in banking.

Michael Collins, Butterfield’s Chairman and Chief Executive Officer said, “I am pleased to welcome Sabeth and Bri, two banking professionals with decades of experience in credit, market, cyber, compliance, conduct, and operational risk, to Butterfield.

“Our conservative credit strategy and focus on compliance and operational risk controls have positioned us well for the challenges of the global pandemic. As we prepare for an extended period of economic contraction and the resulting heightened risks to our loan portfolio, we have recruited these seasoned risk specialists to help manage our credit exposures, maintain stringent AML protocols, and control operational risk.

“I am also delighted to welcome Kevin to the Bank. He has 20 years of experience as a consultant and strategic marketing professional, delivering record-breaking visitor arrivals as CEO of the Bermuda Tourism Authority. Kevin will lead the roll out of the new Butterfield brand as we enhance our marketing capabilities to further increase Butterfield’s strong market share with offshore financial intermediaries and high net worth clients.

“Since joining us in February, Jane has focused on increasing the efficiency of our strategically important Trust business, while looking for opportunities to grow organically and through acquisition. Jane will work closely with Kevin to improve our Trust client experience by meeting the needs of next generation beneficiaries, many of whom have become more focused on ESG investing, climate change, social equity, and philanthropy.

“I am looking forward to working with Sabeth, Bri, Kevin and Jane on the Executive Committee, as we continue to focus on Butterfield’s development as the world’s leading, independent offshore bank and trust company.”

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:    Media Relations Contact:
Noah Fields     Mark Johnson
Investor Relations     Group Head of Communications
The Bank of N.T. Butterfield & Son Limited  The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816    Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com   E-mail: mark.johnson@butterfieldgroup.com